SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For February 2007

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ☑     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐        No  ☑
If “Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6
Exhibit 99.7
Exhibit-99.8
Exhibit 99.9
Exhibit 99.10
Exhibit 99.11

Exhibits

99.1	ASML Statutory Annual Report 2006

99.2	“ASML — A strong company on a growth trajectory” (Thomas Weisel Partners Technology Conference 2007) presentation dated February 6, 2007

99.3	“ASML Continues Share Buyback Program” press release dated February 14, 2007

99.4	“ASML Announces Update of its Share Buyback Program” press release dated February 20, 2007

99.5	“ASML — A strong company on a growth trajectory” (Bank of America 2007 Technology Conference) presentation dated February 21, 2007

99.6	“ASML Sets Two New Lithography Milestones At SPIE” press release dated February 26, 2007

99.7	“ASML Completes its Share Buyback Program” press release dated February 27, 2007

99.8	Announcement of i) the retirement by rotation of a member of the Supervisory Board of ASML Holding N.V. and ii) the nomination for appointment of a member of the Supervisory Board

99.9	Agenda for the Annual General Meeting of Shareholders of ASML Holding N.V. to be held on March 28, 2007

99.10	Explanatory Notes to the Agenda for the Annual General Meeting of Shareholders of ASML Holding N.V. to be held on March 28, 2007

99.11	Proposal to Amend the Articles of Association
     “Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: March 7, 2007	/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink Executive Vice President and Chief Financial Officer

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